Exhibit 99.1

Algonquin Power & Utilities Corp. to Host Analyst & Investor Morning on November 29, 2013

OAKVILLE, ON, Oct. 23, 2013 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it will host an investor morning on Friday, November 29, 2013. The event will take place at the St. Andrew’s Club & Conference Centre in Toronto, Ontario.

Chief Executive Officer Ian Robertson, along with Chief Financial Officer David Bronicheski and members of the company’s key leadership team will provide discussion on the financial, operational and growth plans of the company through an interactive discussion of key strategic themes of the business.

Institutional investors, financial analysts and members of the financial community interested in attending can register in advance for the event by emailing registration@algonquinpower.com.

Registration will begin at 8:00 a.m. on November 29, 2013, with presentations scheduled from 8:30 a.m. to 1:00 p.m.

A live and archived audio and video webcast of the investor morning will be available for those unable to attend the event in person. Please email registration@algonquinpower.com for login details.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns and has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 10:26e 23-OCT-13